April 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attn:                    Bonnie Baynes

Lisa Vanjoske

Mary Beth Breslin

Dorrie Yale

Re:                             Palomar Holdings, Inc. (the “Company”) — Request for Acceleration

Registration Statement on Form S-1 (File No. 333-230346)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:30 p.m. Eastern Time on April 16, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 2,176 copies of the Company’s Preliminary Prospectus dated April 8, 2019 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Barclays Capital Inc.
J.P. Morgan Securities LLC
Keefe, Bruyette & Woods, Inc.

As representatives of the several Underwriters

By:	Barclays Capital Inc.

	By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Managing Director

By:	J.P. Morgan Securities LLC

	By:	/s/ Ray Craig
	Name:	Ray Craig
	Title:	Managing Director

By:	Keefe, Bruyette & Woods, Inc.

	By:	/s/ Seth Bair
	Name:	Seth Bair
	Title:	Managing Director

[Signature Page to Acceleration Request Letter]